

06012390

HEAD OFFICE

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com

April 06, 2006

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

RECEIVED
2006 APR 10 P 12: 27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

12g3-2 (b) filing number: 82-3636

Based on the Bank's Board of Directors' resolution dated March 2, 2006 and numbered 2186, the Ordinary Shareholders' meeting of Garanti Bank relating to the 2005 Financial Year was held on Wednesday April 5, 2006, at 10:00 am at Levent, Nispetiye Mahallesi, Aytar Caddesi No:2, Besiktas - Istanbul and the following agenda was discussed and accepted:

- In accordance with Article 45 of the Bank's Articles of Association, the profit distribution on 2005 net earnings shall be as follows: first profit share (dividend) for each ordinary share with a nominal value of 1,00.-YTL will be gross 0,05.-YTL and dividends for each founder share will be gross 132.573,81.-YTL. In addition, a total of 24.526.155,08.-YTL will be distributed to the Bank's managers and officers. It was decided that the process of dividend distribution be finalized prior to 31.12.2006.

- The number of the members of the Board of Directors was determined as nine and the following names were appointed for a term of three years; Ferit Faik ŞAHENK, Sait Ergun ÖZEN, Süleyman SÖZEN, Muammer Cüneyt SEZGİN, Ahmet Kamil ESİRTGEN, Richard Alan LAXER, Daniel Noel O'CONNOR, Charles Edward ALEXANDER and Dmitri Lysander STOCKTON.

- KPMG - Akis Serbest Muhasebeci Mali Müşavirlik A.Ş was nominated and voted to act as the Bank's independent external audit firm.

We declare that our above statements are in conformity with the principles included in the Board's Communiqué, Serial VIII Nr.39., that it exactly reflects the information we received; that the information complies with our records, books and documents; that we did our best to obtain the correct and complete information relative to this subject and that we are responsible for the declarations made in this regard.

Yours sincerely,

Olca Erdost	Handan Saygın
Vice President	Senior Vice President
Corporate Strategy, Business Development & Investor Relations	Corporate Strategy, Business Development & Investor Relations

PROCESSED
APR 11 2006
THOMSON FINANCIAL

4/11

HEAD OFFICE

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com

April 06, 2006

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

RECEIVED
2006 APR 10 P 12:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

12g3-2 (b) filing number: 82-3636

It was resolved in the Board of Directors Meeting held on April 5, 2006, that distribution of the profit shall commence as of April 12, 2006.

CASH DIVIDEND DISTRIBUTIONS TO ORDINARY SHARES ON 2005 NET EARNINGS				
	Total Dividend Amount (YTL)	Dividend per 1YTL nominal valued share		DIVIDEND DISTRIBUTION DATE
		Amount (YTL)	Percentage of the paid-in capital	
GROSS	105,000,000.00	0.05000	5.00000%	April 12, 2006
NET (*)	95,021,832.44	0.04525	4.52485%	

CASH DIVIDEND DISTRIBUTIONS TO FOUNDER SHARES ON 2005 NET EARNINGS				
	Total Dividend Amount (YTL)	Dividend per 1YTL nominal valued share		DIVIDEND DISTRIBUTION DATE
		Number of Shares	Amount (YTL)	
GROSS	49,052,310.15	370	132,573.81	April 12, 2006
NET (*)	44,390,860.91	370	119,975.30	

(*): Pursuant to Article 94 Item 6 Paragraph (bi) of the Income Tax Law, an income tax of 10% will be applicable to individual and non-resident tax-payers (except for those who acquire such dividend income through intermediaries and permanent representative offices in Turkey). No withholding tax calculation will be made for those who had received investment discount withholdings per Provisional Article 61 of the Income Tax Law.

Based on the above laid out distribution chart, starting from 12 April 2006, shareholders holding 2005 cash dividend coupons relating to series 17 and 18 shares and shareholders holding series 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, and/or 16 shares that have replaced such shares with series 17 shares, may apply to the Participations and Shareholders Division at our Headquarters or to our branches in person or through their authorized representatives with their identification cards to receive their earned dividends.

Holders of founder shares or their authorized representatives are kindly required to apply to the Participations and Shareholders Division at our Head Office with their identification cards to receive their earned dividends.

We declare that our above statements are in conformity with the principles included in the Board's Communiqué, Serial VIII Nr.39., that it exactly reflects the information we received; that the information complies with our records, books and documents; that we did our best to obtain the correct and complete information relative to this subject and that we are responsible for the declarations made in this regard.

Yours sincerely,

Olca Erdost
Vice President
Corporate Strategy, Business Development & Investor Relations

Handan Saygın
Senior Vice President
Corporate Strategy, Business Development & Investor Relations